Exhibit 99.1

China Zenix Auto International Announces

Fourth Quarter and 2014 Financial Results

ZHANGZHOU, China, April 17, 2015 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2014.

Financial Highlights

Fourth Quarter 2014

•	Revenue of RMB783.6 million (US$126.3 million) compared with RMB982.7 million in the 2013 fourth quarter, and RMB694.9 million in the 2014 third quarter;

•	Gross margin of 14.4%;

•	Total comprehensive loss for the period was RMB13.7 million (US$2.2 million) with loss per American Depositary Share (“ADS”) of RMB0.27 (US$0.04).

Full Year 2014

•	Revenue of RMB3,334.4 million (US$537.4 million) compared with RMB3,802.3 million in the full year of 2013;

•	Gross margin of 17.7%;

•	Profit and total comprehensive income for the year was RMB79.2 million (US$12.8 million) with earnings per ADS of RMB1.53 (US$0.25);

•	Bank balances and cash were RMB557.0 million (US$89.8 million) as of December 31, 2014.

Mr. Jianhui Lai, Chairman and Chief Executive Officer of Zenix Auto, commented, “In 2014, the commercial vehicle market in China struggled as a result of macroeconomic uncertainties, slow down in construction activities and weakened pre-buy demand for commercial vehicles prior to the nationwide enforcement of National IV emission standard. During the year, our sales volume declined by 6.4% year-over-year, while the overall truck market sales volume was down 8.9% and commercial vehicle market sales volume was down 6.8%. We implemented competitive pricing to maintain market leadership as the commercial vehicle market turns to stabilize over the coming quarters. We remain confident in our position as the leading wheel manufacturer in the world’s largest auto market.”

Mr. Martin Cheung, Chief Financial Officer of Zenix Auto, commented, “In 2014, we recorded a net decrease in bank borrowings and generated positive cash flows from operations of RMB101.6 million (US$16.4 million) for the year.”

2014 Fourth Quarter Results

Revenue for the fourth quarter ended December 31, 2014 was RMB783.6 million (US$126.3 million) compared with RMB982.7 million for the fourth quarter of 2013, but up from RMB694.9 million for the third quarter of 2014.

Aftermarket sales in China decreased by 24.3% year-over-year to RMB380.2 million (US$61.3 million) in the fourth quarter of 2014 compared with RMB502.5 million in the fourth quarter of 2013, but up from RMB364.0 million in the third quarter of 2014. The year-over-year sales decline in the fourth quarter of 2014 was mainly attributable to pricing and volume decreases as a result of intensifying competition.

Sales to the Chinese OEM market decreased by 19.8% year-over-year to RMB277.6 million (US$44.7 million) in the fourth quarter of 2014 compared with RMB345.9 million in the fourth quarter of 2013, but up from RMB226.8 million in the third quarter of 2014. The year-over-year sales decrease in the fourth quarter of 2014 was mainly attributable to sluggish truck sales.

International sales decreased by 6.3% year-over-year to RMB125.9 million (US$20.3 million) in the fourth quarter of 2014 compared with RMB134.3 million in the fourth quarter of 2013, but up from RMB104.1 million in the third quarter of 2014. The year-over-year decrease in international sales in the fourth quarter of 2014 was mainly due to lower sales in the Indian market, which was partially offset by increase in sales from Southeast Asian markets.

In the fourth quarter of 2014, domestic aftermarket sales, domestic OEM sales and international sales contributed 48.5%, 35.4% and 16.1% of revenue, respectively.

Tubed steel wheel sales accounted for 57.3% of 2014 fourth quarter revenue compared with 59.0% in the same quarter of 2013. The year-over-year decline in tubed steel wheel sales as a percentage of total sales was mainly due to an increase in sales of tubeless wheels and other products as a percentage of total sales. Tubeless steel wheel sales represented 37.8% of fourth quarter revenue compared with 37.3% in the same quarter of 2013. Tubed steel wheel sales and tubeless steel wheel sales remain the main sources of revenue for the Company.

Fourth quarter gross profit was RMB112.6 million (US$18.2 million), compared with RMB197.7 million in the same quarter of 2013. Gross margin was 14.4% compared with 20.1% in the fourth quarter of 2013. The year-over-year decline in gross margin was mainly attributable to price reductions in the Company’s wheel products that outpaced the decline in raw material costs.

Selling and distribution costs decreased by 14.0% year-over-year to RMB62.0 million (US$10.0 million) compared with RMB72.1 million in the fourth quarter of 2013. Lower selling and distribution costs resulted primarily from decreased transportation costs and lower port costs as sales volume declined. As a percentage of revenue, selling and distribution costs were 7.9% compared with 7.3% in the same quarter a year ago.

Research and development (“R&D”) expenses were RMB26.2 million (US$4.2 million) compared with RMB24.8 million in the fourth quarter of 2013. R&D expenses as a percentage of revenue were 3.3% in the fourth quarter of 2014 compared with 2.5% in last year’s fourth quarter. Zenix Auto remains committed to developing new products and innovative solutions to address customer needs, increase wheel quality and performance, and to raise the barriers of entry.

Administrative expenses were RMB39.4 million (US$6.3 million) compared with RMB36.4 million in the same quarter of 2013. The year-over-year increase in administrative expenses was mainly due to an increase in staff costs and professional service fees. As a percentage of revenue, administrative expenses were 5.0% in the fourth quarter of 2014 compared with 3.7% in the same quarter of 2013.

Loss and total comprehensive loss for the fourth quarter of 2014 was RMB13.7 million (US$2.2 million) compared with profit and total comprehensive income of RMB54.4 million in the fourth quarter of 2013.

Basic and diluted loss per ADS in the fourth quarter of 2014 were RMB0.27 (US$0.04), compared with basic and diluted earnings per ADS of RMB1.05 in the fourth quarter of 2013.

During the fourth quarter of 2014 and 2013, the weighted average number of ordinary shares was 206.5 million and the weighted average number of ADSs was 51.6 million.

2014 Full Year Results

Revenue for the year ended December 31, 2014, was RMB3,334.4 million (US$537.4 million) compared with RMB3,802.3 million in 2013.

Aftermarket sales decreased by 13.6% to RMB1,665.2 million (US$268.4 million) in 2014, and represented 49.9% of full year revenue. Sales to the Chinese OEM market decreased by 12.4% to RMB1,153.6 million (US$185.9 million) and represented 34.6% of revenue. International sales decreased by 7.5% to RMB515.6 million (US$83.1 million) and represented 15.5% of revenue.

Tubed steel wheel sales declined by 14.3% to RMB1,927.6 million (US$310.7 million) in 2014, and comprised 57.8% of revenue. Tubeless steel wheel sales decreased by 10.8% to RMB1,252.4 million (US$201.9 million) in 2014 and comprised 37.6% of revenue.

Gross profit for the year ended December 31, 2014, was RMB589.5 million (US$95.0 million) compared with RMB790.7 million in 2013. Gross margin was17.7% compared with 20.8% in 2013. Profit before taxation was RMB97.9 million (US$15.8 million), compared with RMB275.6 million in 2013.

Profit and total comprehensive income for the year ended December 31, 2014 was RMB79.2 million (US$12.8 million) compared with RMB232.7 million in 2013. Basic and diluted earnings per ordinary share and per ADS for the year ended December 31, 2014 were RMB0.38 (US$0.06) and RMB1.53 (US$0.25), respectively.

As of December 31, 2014, Zenix Auto had bank balances and cash of RMB557.0 million (US$89.8 million) and fixed bank deposits with a maturity period over three months of RMB260.0 million (US$41.9 million). Bank borrowings were RMB508.0 million (US$81.9 million). Total equity attributable to owners of the Company was RMB2,592.1 million (US$417.8 million).

For the year ended December 31, 2014, the Company recorded cash inflows from operating activities of RMB101.6 million (US$16.4 million). Capital expenditures for the purchase of property, plant and equipment in 2014 were RMB47.9 million (US$7.7 million). Deposits paid for acquisition of property, plant and equipment in 2014 was RMB85.6 million (US$13.8 million).

Corporate Developments

Recently, the Company signed a contract to supply advanced tubeless steel wheels to the Cargotec (Shanghai) Trading Co, Ltd. in 2015. Zenix Auto will supply its tubeless steel wheels to Cargotec Shanghai’s heavy-duty terminal tractors. These wheels are produced with Zenix Auto’s newly patented steel rolling process. The Company’s advanced tubeless steel wheels can carry heavier loads and are less susceptible to deformation and damage compared with traditionally rolled steel wheels.

China Zenix signed a contract to supply wheel products to FAW Group Corporation (“FAW”). Zenix Auto will supply wheels to a number of FAW Jiefang’s medium-and heavy-duty truck models. The Company will provide service and aftermarket support to FAW Jiefang’s customers through its network of more than 4,700 distributors throughout China.

In addition, the Company appointed Mr. Xiandai Zhang to the board of directors and the audit committee effective on November 24, 2014. Mr. Zhang qualifies as an independent director under the criteria of The New York Stock Exchange. Mr. Zhang brings over 20 years of experience in auditing, tax and accounting including 6 years of national auditing, 16 years experience with accounting and tax firms, and 12 years as an auditor or tax project manager. Mr. Zhang is a Certified Public Accountant (“CPA”) and Chartered Tax Adviser (“CTA”) in China. He also has qualified as an economist and senior auditor.

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Friday, April 17, 2015 at 8:00 a.m. ET/8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

In addition, the conference call will be broadcast live over the Internet at:

http://www.investorcalendar.com/IC/CEPage.asp?ID=173745

Please go to the web site at least 15 minutes early to register, download and install any necessary software.

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 P.M. ET on April 27, 2015. The dial-in details for the replay are: U.S. Toll Free Number +1-877-660-6853, International dial-in number +1-201-612-7415 using Conference ID “13604519” to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.2046 to US$1.00, the effective noon buying rate as of December 31, 2014 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 510 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. The Company’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.5 million units of steel wheels as of December 31, 2014. For more information, please visit: http://www.zenixauto.com/en.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss

Grayling

Tel: +1-646-284-9409

Email: zx@grayling.com

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China Zenix Auto International Limited

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three months ended December 31, 2014 and 2013

(RMB and US$ amounts expressed in thousands, except per share data)

	Three Months Ended December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000

Revenue	982,686	783,628	126,298

Cost of sales	(785,020)	(670,985)	(108,143)

Gross profit	197,666	112,643	18,155

Other income, gain and loss	9,162	4,154	670

Net exchange loss	(1,737)	(111)	(18)

Selling and distribution costs	(72,074)	(62,013)	(9,995)

Research and development expenses	(24,799)	(26,164)	(4,217)

Administrative expenses	(36,390)	(39,386)	(6,348)

Finance costs	(6,464)	(4,131)	(666)

Profit (loss) before taxation	65,364	(15,008)	(2,419)

Income tax (expense) credit	(10,944)	1,286	207

Profit (loss) and total comprehensive income (loss) for the period	54,420	(13,722)	(2,212)

Earnings per share

Basic	0.26	(0.07)	(0.01)

Diluted	0.26	(0.07)	(0.01)

Earnings per ADS

Basic	1.05	(0.27)	(0.04)

Diluted	1.05	(0.27)	(0.04)

Shares	206,500,000	206,500,000	206,500,000

ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the years ended December 31, 2014 and 2013

(RMB and US$ amounts expressed in thousands, except per share data)

	Year ended December 31,
	2013	2014	2014
	RMB’000	RMB’000	US$’000

Revenue	3,802,308	3,334,355	537,400

Cost of sales	(3,011,615)	(2,744,896)	(442,396)

Gross profit	790,693	589,459	95,004

Other income, gain and loss	27,300	25,781	4,155

Net exchange (loss) gain	(7,438)	1,664	269

Selling and distribution costs	(274,825)	(253,846)	(40,913)

Research and development expenses	(91,632)	(98,040)	(15,801)

Administrative expenses	(142,495)	(149,481)	(24,092)

Finance costs	(26,003)	(17,606)	(2,838)

Profit before taxation	275,600	97,931	15,784

Income tax expense	(42,947)	(18,704)	(3,015)

Profit and total comprehensive income for the year	232,653	79,227	12,769

Earnings per share

Basic	1.13	0.38	0.06

Diluted	1.13	0.38	0.06

Earnings per ADS

Basic	4.51	1.53	0.25

Diluted	4.51	1.53	0.25

Shares	206,500,000	206,500,000	206,500,000

ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Consolidated Statements of Financial Position

(RMB and US$ amounts expressed in thousands)

	December 31, 2013	December 31, 2014	December 31, 2014
	RMB’000	RMB’000	US$’000
ASSETS
Current assets
Inventories	394,758	382,067	61,578
Trade and other receivables and prepayments	971,806	921,653	148,544
Prepaid lease payments	9,425	9,425	1,519
Pledged bank deposits	76,600	59,100	9,525
Fixed bank deposits with maturity period over three months	160,000	260,000	41,904
Bank balances and cash	748,744	556,990	89,770

Total current assets	2,361,333	2,189,235	352,840

Non-current assets
Property, plant and equipment	1,494,848	1,525,567	245,877
Prepaid lease payments	404,724	395,299	63,711
Deposits paid for acquisition of property, plant and equipment	21,540	1,590	256
Deferred tax assets	4,365	4,356	702
Intangible assets	17,000	17,000	2,740

Total non-current assets	1,942,477	1,943,812	313,286

Total assets	4,303,810	4,133,047	666,126

EQUITY AND LIABILITIES
Current liabilities
Trade and other payables and accruals	1,132,172	938,251	151,218
Amount due to a shareholder	—	5,507	888
Taxation payable	10,977	1,063	171
Short-term bank borrowings	558,000	508,000	81,875

Total current liabilities	1,701,149	1,452,821	234,152

Non-current liabilities
Deferred income	10,885	10,088	1,626
Deferred tax liabilities	78,942	78,077	12,584

Total non-current liabilities	89,827	88,165	14,210

Total liabilities	1,790,976	1,540,986	248,362

EQUITY
Share capital	136	136	22
Additional paid in capital	392,076	392,076	63,191
Reserves	2,120,622	2,199,849	354,551

Total equity attributable to owners of the Company	2,512,834	2,592,061	417,764

Total equity and liabilities	4,303,810	4,133,047	666,126

China Zenix Auto International Limited

Unaudited Consolidated Statement of Cash Flows

For the year ended December 31, 2014

(RMB and US$ amounts expressed in thousands)

	Year ended December 31, 2014
	RMB’000	US$’000
OPERATING ACTIVITIES
Profit before taxation	97,931	15,784
Adjustments for:
Amortization of prepaid lease payments	9,425	1,519
Depreciation of property plant and equipment	128,816	20,761
Release of deferred income	(797)	(128)
Finance costs	17,606	2,838
Interest income	(17,990)	(2,899)
Loss on disposal of property, plant and equipment	22	4

Operating cash flows before movements in working capital	235,013	37,879
Decrease in inventories	12,691	2,045
Decrease in trade and other receivables and prepayments	56,494	9,106
Decrease in trade and other payables and accruals	(184,893)	(29,799)

Cash generated from operations	119,305	19,231
Interest received	17,327	2,793
PRC income tax paid	(35,053)	(5,650)

NET CASH FROM OPERATING ACTIVITIES	101,579	16,374

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(47,940)	(7,727)
Deposits paid for acquisition of property, plant and equipment	(85,584)	(13,794)
Proceeds on disposal of property, plant and equipment	178	29
Placement of pledged bank deposits	(9,500)	(1,531)
Withdrawal of pledged bank deposits	27,000	4,352
Placement of fixed bank deposits with maturity periods over three months	(420,000)	(67,692)
Withdrawal of fixed bank deposits with maturity periods over three months	320,000	51,575

NET CASH USED IN INVESTING ACTIVITIES	(215,846)	(34,788)

FINANCING ACTIVITIES
New bank borrowings raised	508,000	81,875
Repayment of bank borrowings	(558,000)	(89,933)
Advance from a shareholder	5,507	888
Interest paid	(32,895)	(5,302)

NET CASH USED IN FINANCING ACTIVITIES	(77,388)	(12,472)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(191,655)	(30,886)
Effect of foreign exchange rate changes	(99)	(20)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	748,744	120,676

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	556,990	89,770